

January 21, 2011

Mr. Philip S. Forte
Chief Financial Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey   08310

> **Re: IGI Laboratories, Inc**.
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-08568**

Dear Mr. Forte:

        We have reviewed your December 30, 2010 response to our December 3, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 9A(T). Controls and Procedures, page 20

1. We acknowledge your response to our previous comment four. Although we acknowledge your representation that you clearly disclose that internal controls over financial reporting were effective at December 31, 2009, internal controls over financial reporting are only a subset of disclosure controls and procedures. Although you appear in your response to allude to the fact that you believe your disclosure controls and procedures were effective at December 31, 2009, you disclose in a risk factor on page 9 that these controls and procedures were not effective at December 31, 2009. In Form 10-K, you are required to clearly conclude on the effectiveness of both disclosure controls and procedures and internal control over financial reporting. Please provide us revised disclosure to be included in an amendment to your filing that definitively states whether your disclosure controls and procedures were effective or ineffective at December 31, 2009. To the extent applicable, please revise your risk factor disclosure on page 9 to be consistent with your revised conclusion in Item 9A(T).

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding our comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant